February 3, 2020

Christopher J. Czarnecki
Chief Executive Officer and President
Broadstone Net Lease, Inc.
800 Clinton Square
Rochester, New York 14604

       Re: Broadstone Net Lease, Inc.
           Draft Registration Statement on Form S-11
           Filed January 10, 2020
           CIK No. 0001424182

Dear Mr. Czarnecki:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS S-11 Submitted January 10, 2020

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Summary, page 1

2. We note your disclosure on page 3 and elsewhere that your reputation, in-depth market knowledge, and extensive network of established relationships in the net lease industry will continue to provide you access to an ongoing pipeline of attractive investment
 Christopher J. Czarnecki
FirstName LastNameChristopher J. Czarnecki
Broadstone Net Lease, Inc.
Comapany NameBroadstone Net Lease, Inc.
February 3, 2020
February 3, 2020 Page 2
Page 2
FirstName LastName
         opportunities. Please describe your criteria for determining a property is in your pipeline, how you have identified the targeted properties, your relationship to the seller, if any, and whether or not you have entered into negotiations for any of these properties.
Risk Factors, page 26

3. We note the statement on page 47 that you believe you, the OP and most of the subsidiaries of the OP will not fall within the definition of investment company under
         Section 3(a)(1) of the Investment Company Act. Please clarify whether any of the subsidiaries of the OP will fall within the definition of investment company.
Non-GAAP Financial Measures, page 91

4. Please tell us how you determined it was appropriate to exclude Asset management fees,
         Property management fees and General and Administrative Expenses from your calculation of the non-GAAP measure Adjusted Net Operating Income. It appears these are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the C&DI Non-GAAP Financial Measures.
5. Please revise your disclosure of the calculation of the measure Adjusted EBITDAre to provide a detailed explanation of the adjustment for current quarter investment and disposition activity. Please clarify what this measure represents, and provide a detail of the components and calculation of this adjustment.
Certain Relationships and Related Transactions, page 154

6. Please revise the disclosure regarding the asset management agreement and the property management agreement to provide the full time period required by Item 404 of Regulation
         S-K. See Instruction 1 to Item 404. In addition, please disclose the legal services referenced on page F-68. Lastly, please reconcile the disclosure in this section with the table on page F-28, which reflects total management fees under the two agreements for the nine months ended September 30, 2019 at $34.9 million.
Forum for Certain Litigation, page 185

7. We note that your forum selection provision identifies a state court located within the
         State of Maryland (or, if that court does not have jurisdiction, the federal district court for the District of Maryland) as the exclusive forum for certain litigation, including any
         "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 Christopher J. Czarnecki
Broadstone Net Lease, Inc.
February 3, 2020
Page 3
Item 33. Recent Sales of Unregistered Securities, page II-1

8. Please identify the class of persons to whom the securities were sold and disclose the facts supporting your reliance upon the exemption from registration. See Item 701(b) and (d)
       of Regulation S-K.
Undertakings, page II-7

9.     Please provide the undertakings as required by Item 512(a)(5)(ii) and
Item 512(a)(6) of
       Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
       430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
Exhibits

10. We note on page 143 the employment agreements entered into on November 11, 2019 with executive officers that will go into effect upon closing of the Internalization. Please file these agreements as exhibits.
       You may contact Eric Mcphee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,
FirstName LastNameChristopher J. Czarnecki
                                                              Division of
Corporation Finance
Comapany NameBroadstone Net Lease, Inc.
                                                              Office of Real
Estate & Construction
February 3, 2020 Page 3
cc:       Stuart Barr, Esq.
FirstName LastName